July 8, 2016

Brian Johnson

+1 212 937 7206 (t)

+1 212 230 8888 (f)

brian.johnson@wilmerhale.com

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mary Beth Breslin
Suzanne Hayes

Re:	Eleven Biotherapeutics, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 21, 2016

File No. 001-36296

Ladies and Gentlemen:

On behalf of Eleven Biotherapeutics, Inc. (the “Company”), submitted herewith for filing is an amended preliminary proxy statement on Schedule 14A (the “Amended Preliminary Proxy Statement”) related to the above-referenced preliminary proxy statement on Schedule 14A filed on June 21, 2016 (the “Initial Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company dated July 1, 2016 (the “Comment Letter”), relating to the Initial Preliminary Proxy Statement.

These responses are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the heading used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Information About the Special Meeting and Voting

Q: What activities does Eleven intend to engage in following the effectiveness…, page 8

1.

We note your disclosure that you will continue to explore strategic alternatives, including the sale of the company, a strategic partnership or a business combination with one or more parties or the licensing, sale or divestiture of some of your assets or proprietary technologies that are not related to the License Agreement. Please revise your disclosure to describe more specifically the nature and extent of your operations following the

Securities and Exchange Commission

July 8, 2016

execution of the license agreement. If your operations will be limited exclusively to a review of strategic alternatives, please revise to so state.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8-9 and 21-22 of the Amended Preliminary Proxy Statement.

2.	We note your disclosure that you may consider making a distribution to your stockholders of all or a portion of the payments from Roche under the License Agreement. Please expand your disclosure to indicate the factors you will consider in making this decision and when you plan to make it. In addition, clarify the consequences, both to shareholders and to the value of the company, of such a distribution. Finally, please advise us as to whether you will seek subsequent shareholder approval of any distribution, and if not, why such approval would not be required under Delaware law. We may have further comment upon reviewing your response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8-9, 11-12 and 21-22 of the Amended Preliminary Proxy Statement. In addition, the Company advises the Staff that a distribution of all or a portion of the payments from Roche under the License Agreement effected as a dividend pursuant to Section 170 of the Delaware General Corporation Law (the “DGCL”) would not require approval by the Company’s stockholders. Section 170 of the DGCL vests authority in the Company’s board of directors to declare and pay dividends out of the Company’s surplus (as defined in and computed in accordance with the DGCL). The requirement that the Company’s stockholders approve the transactions contemplated by the License Agreement under Section 271 of the DGCL as a “sale” of “substantially all” of the property and assets of the Company does not limit the Board’s authority under Section 170 of the DGCL. As such, if the Company, in accordance with the factors disclosed in the Amended Preliminary Proxy Statement, ultimately determines to distribute all or a portion of the payments from Roche under the License Agreement as a dividend to stockholders, the Company would not expect to seek stockholder approval for such dividend unless such dividend was an integral component of a strategic transaction that separately required stockholder approval as a matter of Delaware law or pursuant to Nasdaq listing requirements.

Available Information, page 39

3.	We note that you have incorporated by reference certain of the information required by Item 14 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e) to Schedule 14A. As you do not appear to meet the requirements for use of Form S-3, please revise the Schedule 14A to include the information required by Item 14(c). Alternatively, please advise us if you intend to rely upon Item 14(e)(2) to incorporate the required information by reference and, if so, please confirm that you will deliver the information incorporated by reference in the proxy statement to stockholders at the same time as you send them the proxy statement.

Securities and Exchange Commission

July 8, 2016

Response: The Company advises the Staff that it intends to rely on Item 14(e)(2) to incorporate the information required by Item 14 of Schedule 14A. The Company will provide copies of its 2015 Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 to its stockholders at the same time that the Company sends the proxy statement to its stockholders.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Abbie C. Celniker, Ph.D.